UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       1 North Federal Highway, Suite 201,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2009
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             (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,198,755
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14%
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14 TYPE OF REPORTING PERSON (See Instructions)

   IN
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

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously disclosed that as of May 31, 2009, the Issuer had 8,555,973 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 18 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.


Item 4. Purpose of Transaction.

     On August 6, 2009, Mr. Bronson sent a letter to the Board of Directors of Tikcro to express his concern and dismay based on the recent public disclosure made by Tikcro on a Form 6-K, filed on July 28, 2009, concerning the decision of Tikcro's Board of Directors (the "Board") to hold a general meeting of Tikcro's shareholders on September 1, 2009, the second such meeting this calendar year. In the letter, Mr. Bronson requested, among other things, that the Board adjourn the proposed September 1, 2009 general meeting of Tikcro's shareholders until such time as Mr. Bronson's shareholder proposals can be included in the matters to be voted on by Tikcro's shareholders at the general meeting and the necessary proxy statements addressing Mr. Bronson's proposal can be prepared and delivered to Tikcro's shareholders. The above is only a summary of the letter, a copy of which is attached to this Schedule 13D.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit



                                              STEVEN N. BRONSON
                                              1 North Federal Highway, Suite 201
                                              Boca Raton, Florida  33432
                                              Tel. (561) 362-4199


August 6, 2009

VIA FED EX INT'L DELIVERY
-------------------------

Itzhak Tamir, Chairman,
Board of Directors
Tikcro Technologies Ltd.
126 Yigal Allon Street
Tel Aviv  67443

         Re:      Tikcro's Proxy Statement, dated July 28, 2009

Dear Mr. Tamir,

I write this letter as the largest shareholder of Tikcro Technologies, Ltd. ("Tikcro") to express my concern and dismay based on the recent public disclosure made by Tikcro on a Form 6-K, filed on July 28, 2009, concerning the decision of Tikcro's Board of Directors (the "Board") to hold a general meeting of Tikcro's shareholders on September 1, 2009, the second such meeting this calendar year.

As you know for the past ten (10) months I have repeatedly attempted to cause the Board to submit a proposal to be voted on by the true owners of Tikcro, the shareholders of Tikcro. Based on the Board's refusal to effectuate my demands, pursuant to Section 63(b)(2) of the Companies Law, to have my proposals submitted to a vote of Tikcro's shareholders, I was compelled to file a civil action1 against Tikcro in The Tel Aviv District Court in Israel and assigned Case No. 1651/09 (the "Suit") to obtain a judicial order mandating that Tikcro submit my proposals to a vote of the shareholders of Tikcro. Despite my repeated demands the Board has stonewalled and refused to submit my proposal to a vote of Tikcro's shareholders. In this regard I note that Tikcro's response to the complaint in the Suit was due in July, but rather than address my demand, Tikcro sought out and received an extension of time, only to use that time to waste Tikcro's assets by scheduling its general meeting on September 1, 2009 and further entrench current management.







---------------
(1) The Suit also seeks (A) an order: (i) to determine that Messrs. Itzhak Tamir and Eric Paneth are acting as a group with respect to the Ordinary Shares of Tikcro; and (ii) to declare that Messrs. Tamir and Paneth, as a group, own more then 15% of the Tikcro's Ordinary Shares, thus triggering Tikcro's Bonus Rights Agreement, dated as of September 12, 2005; and (B) an order directing Tikcro to publicly disclose the full details of the compensation paid to Aviv Boim, in connection with his employment with Tikcro.

Itzhak Tamir, Chairman,
Board of Directors
Tikcro Technologies Ltd.
August 6, 2009
Page two


Speficically, my proposal (the "Bronson Proposal") requests that Tikcro convene a special meeting of shareholders to vote on two proposals: (1) to approve an amendment to Tikcro's Articles of Association to, among other things, permit shareholders to vote on Tikcro's future plan of operations ("Proposal 1"); and, in the event Proposal 1 is approved, (2) to approve a new business plan for Tikcro to, among other things, (a) distribute $7.7 million of the approximate $7.9 million of Tikcro's cash and short term investments to the shareholders on a pro rata basis; (b) distribute Tikcro's BioCancell securities to the shareholders on a pro rata basis; and (c) then following the distributions to the shareholders, to maintain Tikcro as a publicly traded shell corporation with approximately $200,000 in cash.

Tikcro's Board has repeatedly failed to deliver value to the Tikcro shareholders since Tikcro sold all of its operating assets in April 2003. I note that Tikcro's stock price has historically traded at a discount to Tikcro's net cash position. It is submitted that management is not acting in the best interests of the shareholders.

One needs to ask a very simple question, WHY is the Board delaying or should I say more accurately blocking, the submission of the Bronson Proposal to a vote of Tikcro's shareholders. The simple answer is to protect the entrenchment of Messrs. Tamir and Paneth control over Tikcro. It is submitted that the Board should afford the shareholders of Tikcro the opportunity to vote on the future direction of Tikcro.

In addition to seeking to thwart my attempts to have the Bronson Proposal voted on, the Board has now scheduled a shareholder's meeting for September 1, 2009, approximately 6 months after the last general meeting of Tikcro shareholders, to reelect Messrs. Tamir and Paneth. Additionally, the Board wants the shareholders to elect two external directors for Tikcro and to compensate such external directors with options to purchase 33,000 shares of Tikcro's ordinary shares, over and above the cash compensation paid to Tikcro's external directors in accordance with applicable law.

It is submitted that the Board's proposed general meeting is wasteful, especially in light of the Suit, which seeks to have the Bronson Proposal submitted to a vote of Tikcro's shareholders.

Itzhak Tamir, Chairman,
Board of Directors
Tikcro Technologies Ltd.
August 6, 2009
Page three


Tikcro's management claims that they are conservative and prudent when it comes to compensation of management based upon Tikcro's public disclosures and specifically Tikcro's letter to shareholders, dated November 13, 2007, signed by Itzhak Tamir (the "Tamir Letter"). In the Tamir Letter, Tikcro attempted to defend the Board's 2006 decision to issue Messrs. Tamir and Paneth a significant amount of stock options, which Mr. Bronson objected to as "windfall" compensation to Messrs. Tamir and Paneth. In 2006, Tikcro, after Mr. Bronson's objection, determined to rescind its decision to issue stock options to Messrs. Tamir and Peneth. However, less than three months, after the Tamir Letter in or about January 2008, the Board issued, without any explanation 543,262 ordinary shares, not options, representing more that 6% of Tikcro outstanding ordinary shares, to Aviv Boim, the newly appointed CEO of Tikcro. I note Mr. Boim resigned from Tikcro approximately nine months later, however, it does not appear that Mr. Boim returned any of the shares he was issued. It is asserted that the share issuance to Mr. Boim was excessive and unwarranted,

Please be advised that I hereby request that Tikcro adjourn the proposed September 1, 2009 general meeting until such time as the Bronson Proposal can be included in the matters to be voted on by the shareholders at the general meeting and necessary proxy statements addressing the Bronson Proposal can be prepared and delivered to Tikcro's shareholders.

Please be further advised that in the event the Board does not adjourn the September 1, 2009 general meeting, that it is my present intention to vote all shares beneficially owned by me against the slate of director candidates proposed by the Board in Tikcro's proxy statement, dated July 28, 2009. Additionally, I will vote against the Board's proposal to approve equity compensation to the external directors.

I hope that the Board acts reasonably and determines to adjourn the general meeting scheduled for September 1, 2009 and include the Bronson Proposal on the ballot for the general meeting. I believe that the Board should permit the voices of the shareholders, the true owners of Tikcro, to be heard.

Please feel free to contact the undersigned if you have any questions concerning the above.

Sincerely,


Steven N. Bronson